# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Polestar Automotive Holding UK PLC, CIK 0001884082
CUSIP: 731105409
Title of class of securities: Class A American Depositary Shares ("ADSs"), each Class A ADS representing 30 Class A Ordinary Shares, par value $0.01 each
Address of issuer's principal executive offices: Assar Gabrielssons Vag 9, Gothenburg, Sweden (V7), 405 31
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000842180

## Reporting persons
- Banco Bilbao Vizcaya Argentaria S.A.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Spain (U3); sole voting power 7,755,946; shared voting power 0; sole dispositive power 7,755,946; shared dispositive power 0; aggregate amount beneficially owned 7,755,946 (4.7% of the class)
  Comment: Note to Row 5 and 7: Each Class A ADS represents thirty (30) Class A Ordinary Shares, par value $0.01 each.
  
  Note to Row 9: The Reporting Person has entered into a put option arrangement (the "Put Option") with Geely Sweden Automotive Investment AB ("GSAI") with a term of three years, extendable by one year subject to mutual consent. The Put Option allows the Reporting Person to sell the Class A ADSs to GSAI at the end of the term at a pre-determined price or before the maturity date upon the occurrence of certain events. In addition, GSAI can choose to early settle the Put Option in certain circumstances.
  
  Note to Row 11: Based on (i) 4,898,511,300 Class A Shares in the form of 163,283,710 Class A ADSs and (ii) 29,892,570 Class B Shares in the form of 996,419 Class B ADSs outstanding on June 30, 2026, as disclosed by the Issuer. Each Class B Share is convertible into one Class A Share at any time at the option of the holder of such Class B Share. Assumes the conversion of the Class B Shares referred to above into Class A Shares.
  
  This constitutes an exit filing for the Reporting Person, as the Reporting Person no longer beneficially owns more than five percent of any class of securities of the Issuer.

## Item 1. Issuer
Name of issuer: Polestar Automotive Holding UK PLC
Address of issuer's principal executive offices: Assar Gabrielssons Vag 9, Gothenburg, Sweden 405 31

## Item 2. Person Filing
Name of person filing: Banco Bilbao Vizcaya Argentaria S.A. (the "Reporting Person")
Address of principal business office or, if none, residence: Calle Isabel Colbrand, 4, Madrid, Spain, 28050
Citizenship: Spain

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,755,946
Percent of class: 4.7%
Sole power to vote or to direct the vote: 7,755,946
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,755,946
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Banco Bilbao Vizcaya Argentaria S.A.: Fernando Antunez Garcia, Authorised Signatory (08/13/2026)